2007 — 7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing May 22, 2007 through July 16, 2007

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended June 30, 2007 and a copy of each of following press releases entitled:
-	“Philips CEO reconfirms strategic direction to market at annual EPG conference in Florida”, dated May 22, 2007;

-	“Philips updates market on Medical Systems business in meeting with financial analysts”, dated May 31, 2007;

-	“Philips completes acquisition of TIR Systems”, dated June 08, 2007;

-	“Philips to acquire Color Kinetics to strengthen leading position in Led lighting systems, components and technologies”, dated June 19, 2007;

-	“Philips notifies financial authorities of increase in shares held”, dated June 28, 2007;

-	“Philips sells Ommic to Financière Victoire of France”, dated June 29, 2007;

-	“Philips notified of filing of MedQuist audited financial statements for the period 2003 to 2005”, dated July 06, 2007.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 16th day of July 2007.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)
/s/ P.J. Sivignon
(Chief Financial Officer,
Member of the Board of Management)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, and industry consolidation. Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
Philips reports 34% growth in EBITA Net income increases to EUR 1,569 million
•	EBITA amounted to EUR 389 million, or 6.4% of sales, compared with EUR 290 million, or 4.5% of sales, in Q2 2006.

•	Including a EUR 1,220 million gain on the sale of TSMC shares, net income increased to EUR 1,569 million from EUR 301 million in Q2 2006.

•	Sales totaled EUR 6,100 million, in line with Q2 2006 on a comparable basis; 7% growth at the high-margin divisions.

•	Reallocation of capital continued with the sale of a further stake in TSMC, additional share repurchases and the announcement or completion of several acquisitions, including Color Kinetics.
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“It is good to see that Philips continued to increase its profitability in a quartet that, from a revenue perspective, turned out to be as challenging as we had anticipated. I am pleased with our year-over-year EBITA improvement of more than 30% to EUR 389 million.
It is encouraging to see that the increase in profitability we achieved was driven over a broad front — lower central costs and improved results at our high margin businesses, based on their strong market positions and the overall strength of our business models.
Sales at Medical Systems were impacted in the USA by the effect of the Deficit Reduction Act, but everywhere else showed robust growth with order intake also picking up to a very good level for the quarter.
We are increasingly benefiting from our leadership position in the shift to energy-efficient lighting solutions, both in the professional and consumer

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with US GAAP, unless otherwise stated.

domain, and will further add to our strength in LED lighting, a fast-growing new segment in the lighting market, not least through our recently-announced intention to acquire Color Kinetics.
Sales in our consumer businesses were negatively impacted by the phase-out of existing product lines ahead of the effect, in the coming months, of the introduction of new, exciting products across a wide range of market segments.
All in all, our first-half-year performance has provided us with a solid basis for another good year and gives us confidence with respect to the achievement of our targets.
Our reallocation of capital is also in full swing with a continuous deal flow in our second trading line for share buy-backs and a good acquisition pipeline to further strengthen our market position in high-margin businesses.”

Philips Group
Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Sales	6,380	6,100
EBITA	290	389
as a % of sales	4.5	6.4
EBIT	247	302
as a % of sales	3.9	5.0
Financial income and expenses	127	1,336
Income tax expense	(56)	(119)
Results equity-accounted investees	(89)	56
Minority interests	(1)	(2)

Income from continuing operations	228	1,573
Discontinued operations	73	(4)

Net income	301	1,569
Per common share (in euros) – basic	0.25	1.43
Net income

•	Income from continuing operations increased by EUR 1,345 million compared to Q2 2006, mainly driven by a EUR 1,220 million gain on the sale of a 4.7% stake in TSMC partly offset by EUR 84 million lower dividend income from TSMC due to the reduction in Philips’ shareholding.

•	Income tax included a EUR 29 million charge related to a prior-years settlement with tax authorities.

•	Results relating to equity-accounted investees increased by EUR 145 million compared to Q2 2006, primarily due to higher income from LG.Philips LCD.

•	Q2 2006 income from discontinued operations was mainly attributable to the operational result of the Semiconductors division, a majority stake in which was sold in Q3 2006.
Sales by sector
in millions of euros unless otherwise stated

	Q2	Q2	% change
	2006	2007	nominal	comparable

Medical Systems	1,630	1,651	1	4
DAP	532	638	20	14
CE	2,484	2,148	(14)	(11)
Lighting	1,296	1,464	13	6

l&EB	402	151	(62)	26

GMS	36	48	33	61
Philips Group	6,380	6,100	(4)	0
Sales by sector

•	Sales declined 4% on a nominal basis but, excluding the negative impact of currency and portfolio changes, were on par with Q2 2006. Good comparable growth at the three high-margin divisions was offset by CE, where the impact of the transition to a new product range – and strong sales ahead of last year’s FIFA World Cup – caused sales to decline.

•	Medical Systems reported solid comparable sales growth at Ultrasound & Monitoring and Customer Services, tempered by flat sales at Imaging Systems.

•	DAP posted double-digit year-on-year comparable growth, driven mainly by Shaving & Beauty and Domestic Appliances.

•	Comparable sales at Lighting increased 6% compared to Q2 2006, mainly due to strong growth at Luminaires and Lamps.

•	I&EB’s nominal sales declined due to the ongoing divestment of non-core businesses. On a comparable basis, several innovation-related activities within the sector reported higher sales than in Q2 2006; in addition, CHS reported 15% growth.
Sales by region
in millions of euros unless otherwise stated

	Q2	Q2	% change
	2006	2007	nominal	comparable

Europe/Africa	2,763	2,810	2	2
North America	1,854	1,723	(7)	(2)
Latin America	523	456	(13)	(12)
Asia Pacific	1,240	1,111	(10)	5

Philips Group	6,380	6,100	(4)	0
Sales by region

•	The increase in comparable sales in Europe/Africa was driven primarily by Lighting, DAP and Medical Systems. In North America, higher sales at DAP and Medical Systems were more than offset by a decline at CE. The lower sales in Latin America were mostly due to ongoing weakness in the CRT — TV market in Brazil. Asian comparable sales growth centered on DAP and Lighting.

EBITA
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Medical Systems	210	218
DAP	60	84
CE	21	22
Lighting	149	161
Innovation & Emerging Businesses	(22)	(35)
Group Management & Services	(128)	(61)

Philips Group	290	389
as a % of sales	4.5	6.4
Earnings

•	EBITA increased by more than one-third — EUR 99 million – compared to Q2 2006, taking profitability from 4.5% last year to 6.4%. Higher EBITA was reported by all four operating divisions. Excluding the impact of a EUR 35 million non-cash impairment charge on MedQuist-related goodwill, EBIT increased by EUR 90 million compared to Q2 2006.

•	Medical Systems’ EBITA improved mainly at Patient Monitoring, Cardiac Care, Customer Services and X-Ray, with lower earnings at Computed Tomography.

•	All businesses within DAP contributed to the sales-driven increase in EBITA compared to Q2 2006.

•	CE’s EBITA was in line with Q2 2006. Entertainment Solutions and Home Networks reported higher earnings in the quarter. Tight supply chain management limited the EBITA impact of a decline in sales at Connected Displays compared to Q2 2006, a quarter which saw considerable sell-in ahead of the FIFA World Cup.

•	The EBITA improvement at Lighting was mainly due to Lamps and Luminaires and included EUR 11 million in acquisition-related charges for Partners in Lighting International.

•	EBITA at Innovation & Emerging Businesses included additional investments in the Healthcare and Lifestyle Incubators as well as lower IP license income.

•	Compared to Q2 2006, lower Corporate cost levels (including last year’s implementation costs related to Sarbanes-Oxley compliance) and lower pension expense were the primary drivers of the improved EBITA at Group Management & Services.
EBIT
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Medical Systems	180	151
DAP	58	80
CE	20	21
Lighting	143	150
Innovation & Emerging Businesses	(26)	(39)
Group Management & Services	(128)	(61)

Philips Group	247	302
as a % of sales	3.9	5.0

Financial income and expenses
in millions of euros

	Q2	Q2
	2006	2007

Interest expenses, net	(67)	(24)
TSMC
- sale of securities	—	1,220
- dividend	223	139

Other	(29)	1
Total	127	1,336

Financial income and expenses

•	Net interest expense declined significantly compared to Q2 2006, as a result of moving, over the last 12 months, from a net debt to a net cash position.

•	The sale of a further stake in TSMC, together with recognition of TSMC’s annual cash and stock dividend, resulted in a gain of EUR 1,359 million. Last year, a total of EUR 223 million related to the TSMC cash dividend was recognized in the second quarter.

•	An increase in the fair value of TPV options resulted in a gain of EUR 8 million, compared to a EUR 32 million loss in Q2 2006.
Results relating to equity-accounted investees
in millions of euros

	Q2	Q2
	2006	2007

LG.Philips LCD	(85)	68
Other	(4)	(12)

Total	(89)	56

Results relating to equity-accounted investees

•	Results relating to equity-accounted investees improved significantly compared to Q2 2006, driven mainly by stronger results from LG.Philips LCD.

Cash balance
in millions of euros

	Q2	Q2
	2006	2007

Beginning balance	3,389	5,906
Net cash from operating activities	(29)	(27)
Gross capital expenditures	(193)	(241)
Acquisitions/divestments	(129)	(233)
Other cash from investing activities	67	1,936

Changes in debt/other	(103)	(475)
Dividend paid	(523)	(639)
Net cash discontinued operations	59	34

Ending balance	2,538	6,261

Cash balance

•	During the second quarter, proceeds of EUR 1,841 million from the sale of shares in TSMC were partially offset by the dividend payment to shareholders of EUR 639 million and EUR 423 million used for capital reduction. The acquisition of Health Watch, DLO and TIR further reduced the cash balance by EUR 226 million.

•	The cash outflow in Q2 2006 was mainly a result of the annual dividend payment of EUR 523 million and the acquisition of Witt Biomedical for EUR 110 million.
Cash flows from operating activities

•	Cash flows from operating activities were on par with Q2 2006, as higher working capital requirements were offset by higher net income.
Gross capital expenditures (PPE*)

•	Investments in gross capital expenditure for property, plant and equipment were somewhat above the level of Q2 2006. Higher expenditure at Medical Systems – partly related to the one-time reclassification of product training equipment — was largely offset by lower investments in Lighting, DAP and Innovation & Emerging Businesses.

Inventories

•	Inventories as a percentage of sales increased compared to Q2 2006 due to the acquisition of Partners in Lighting International, (temporary) customer-service-driven inventory at Medical Systems and higher inventory at DAP (due to upcoming product introductions in Shaving and Oral Healthcare). Inventories at Consumer Electronics were below the level of Q2 2006.
Net debt and group equity

•	During the quarter, the net cash position increased by EUR 0.5 billion, mainly due to a EUR 0.4 billion increase in liquid assets driven by the EUR 1.8 billion sale of TSMC shares, partly offset by the dividend payment of EUR 0.6 billion and additional share repurchases of EUR 0.4 billion.

•	Compared to Q2 2006, group equity increased by over EUR 2.1 billion due to higher retained earnings, including the impact of the gain on the sale of a majority stake in the Semiconductors division in Q3 2006, offset by the impact of the share repurchase programs.
Employment

•	The number of employees at the end of Q2 2007 was 125,834, compared to 121,348, excluding discontinued operations, at the end of Q2 2006. The increase is mainly due to acquisitions completed during the last 12 months – notably Intermagnetics, Avent and Partners in Lighting International – partly offset by divestments, mainly Optical Storage and the Enabling Technologies Group within Corporate Investments.

Medical Systems
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Sales	1,630	1,651
Sales growth
% nominal	9	1
% comparable	9	4

EBITA	210	218
as a % of sales	12.9	13.2

EBIT	180	151
as a % of sales	11.0	9.1

Net operating capital (NOC)	3,387	4,272

Number of employees (FTEs)	31,261	33,033
Business highlights

•	In line with the strategy to bolster its healthcare presence in emerging markets, Philips announced it will buy Brazil’s leading general X-ray manufacturer, VMI-Sistemas Medicos.

•	In June, Philips and Germany’s University Medical Center Hamburg-Eppendorf began a clinical evaluation of a computer-aided-diagnosis software package that automatically interprets MRI/PET brain scans and can potentially help doctors treat diseases like Alzheimer’s faster.

•	In May, Philips signed a multi-modality contract with Samsung Medical Center (SMC) in Korea comprising several Magnetic Resonance Imaging devices, Cardio Vascular solutions and Ultrasound systems for the Samsung Cancer Center project. Samsung is a strategic partner of Philips for MR-guided HIFU research.
Financial performance

•	In Q2, equipment order intake picked up after a sluggish first quarter, growing 12% compared to Q2 2006 on a currency-comparable basis. Growth was driven by all businesses except Computed Tomography and Cardiovascular X-Ray, which continued to suffer from a softening of the US market, including the impact of the Deficit Reduction Act.

•	Comparable sales grew 4% compared to Q2 2006, thanks to strong growth at Patient Monitoring, Cardiac Care, Customer Services and General X-Ray, partially offset by declines at Computed Tomography and MedQuist.

•	EBITA profitability improved from 12.9% in Q2 2006 to 13.2%, mainly due to higher results at Patient Monitoring, Cardiac Care, Customer Services and X-Ray, offset by lower Computed Tomography earnings.

•	EBIT was impacted by a EUR 35 million non-cash impairment of MedQuist-related goodwill.

•	The increase in net operating capital and employee numbers is mainly attributable to the acquisition of Intermagnetics in Q4 2006.
Looking ahead

•	The effect of purchase-accounting and integration-related, charges for Intermagnetics are expected to be approximately EUR 15 million per quarter for the remainder of 2007 (of which EUR 5 million will impact EBITA).

Domestic Appliances and Personal Care
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Sales	532	638
Sales growth
% nominal	15	20
% comparable	13	14

EBITA	60	84
as a % of sales	11.3	13.2
EBIT	58	80
as a % of sales	10.9	12.5

Net operating capital (NOC)	436	1,297

Number of employees (FTEs)	8,560	10,059
Business highlights

•	Philips celebrated the production of its 500 millionth electric shaver. Also this quarter, Philips offered the market a sneak preview of arcitec — the new iconic electric shaver that will be launched in September.

•	Philips entered the global water purification market when it launched its Intelligent UV Water Purifier in India, intending to become a top player in this segment in the country by 2010.

•	Philips launched its latest brand campaign showcasing simple, consumer-centric solutions for health and well-being. The Philips whole-fruit Juicer and Philips Sonicare toothbrush are key elements of the campaign.

•	Philips Bodygroom continues to be recognized for its innovative online campaign as it received several awards, including two EFFIE awards and a coveted PRSA (Public Relations Society of America) silver award.
Financial performance

•	Sales grew 14% on a comparable basis compared to Q2 2006, led by double-digit growth at Shaving & Beauty and Domestic Appliances, where Kitchen Appliances in particular showed strong growth driven by its innovative product range and the healthy living initiative. Geographically, sales growth was especially strong in emerging markets.

•	EBITA increased from EUR 60 million in Q2 2006 to EUR 84 million, primarily due to the higher sales level.

•	The increase in net operating capital and number of employees compared to Q2 2006 was almost entirely attributable to the integration of Avent in September 2006.
Looking ahead

•	DAP plans to launch new, innovative products (mainly at Shaving and Oral Healthcare) in the second half of 2007, supported, in line with its business model, by significant investments in advertising and promotion. The focus on emerging markets will continue.

Consumer Electronics
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Sales	2,484	2,148
Sales growth
% nominal	10	(14)
% comparable	17	(11)

EBITA	21	22
as a % of sales	0.8	1.0

EBIT	20	21
as a % of sales	0.8	1.0

Net operating capital (NOC)	5	254

Number of employees (FTEs)	14,677	14,499
Business highlights

•	Recently-acquired Digital Lifestyle Outfitters has launched a number of accessories for the now-available Apple iPhone.

•	Philips received two prestigious awards from Dixons Store Group International: “Best Supplier of the Year for Consumer Electronics” and “Overall Best Supplier of the Year”. Additionally, Philips was named “Supplier of the Year” by Euronics.

•	Adding to earlier efforts to further increase the sustainability of its product range, Philips introduced a new consumer logo for its environmentally friendly and safe consumer range – the “Philips Green Logo”. These products outperform the competition in energy efficiency, as well as offering other environmental benefits.
Financial performance

•	Consumer Electronics’ sales amounted to EUR 2,148 million, a comparable decline of 11% compared to Q2 2006, a quarter in which sales were buoyed, particularly at Connected Displays, by the high sell-in ahead of soccer’s FIFA World Cup.

•	Despite the lower sales, EBITA increased slightly, both in value and as a percentage of sales. Margin pressure at Connected Displays – caused in part by the impact of the transition to a new product range – was more than offset by higher EBITA at Entertainment Solutions and Home Networks.

•	Net operating capital increased to EUR 254 million, compared to EUR 5 million in Q2 2006, mainly driven by the DLO acquisition in Peripherals & Accessories and a higher receivables position at the end of the quarter.
Looking ahead

•	Driven by new product introductions, sales in the second half of 2007 are set to exceed the weaker, post-World Cup sales in Q3 and Q4 of last year, underpinning the full-year EBITA target of 3%.

Lighting
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Sales	1,296	1,464
Sales growth
% nominal	16	13
% comparable	9	6

EBITA	149	161
as a % of sales	11.5	11.0

EBIT	143	150
as a % of sales	11.0	10.2

Net operating capital (NOC)	2,652	3,578

Number of employees (FTEs)	46,652	53,500
Business highlights
•	Philips reached an agreement to acquire Color Kinetics, based in Boston, USA, a leader in innovative light-emitting diode (LED) lighting systems. Philips also completed its acquisition of Vancouver, Canada-based TIR Systems Ltd, a leading company in LED technology for modules that generate high-quality white light. These acquisitions will give Philips a leading position in the entire LED lighting value chain and strengthen its IP portfolio.
•	Philips has introduced a range of new high-quality energy-efficient lighting solutions, such as the MASTER TL-D Eco fluorescent lamps for offices and buildings and the halogen MasterClassic for commercial areas like hotels and restaurants, which last three times longer and use just 50% of the energy consumed by an incandescent lamp.
•	The Bosphorus Bridge in Turkey, which connects Asia and Europe and features state-of-the-art dynamic, multi-colored LED illumination from Philips, has been officially opened. The bridge’s lighting installation provides a 50% energy saving compared to the previous installation.
Financial performance
•	Sales amounted to EUR 1,464 million, a 6% comparable increase compared to Q2 2006, driven by the continuing strong growth of energy-efficient lighting solutions, particularly in Europe and Asia.
•	Recently-acquired Partners in Lighting International – the European leader in home luminaires – reported sales of EUR 102 million and incurred purchase-accounting-related charges of EUR 14 million, EUR 11 million of which impacted EBITA.
•	Despite the EUR 11 million PLI-related charges and restructuring charges of EUR 7 million, EBITA increased by EUR 12 million, mainly at Lamps and Luminaires, supported by the ongoing growth in “Green-Switch” lighting solutions.
Looking ahead
•	Restructuring, acquisition-related and other incidental charges are expected to amount to EUR 10 million in Q3 2007.
•	Lighting expects to complete the acquisition of Color Kinetics in Q3 2007, further enhancing its LED portfolio and IP position in solid-state lighting solutions.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Sales	402	151
Sales growth
% nominal	(15)	(62)
% comparable	(8)	26

EBITA Technologies / Incubators	(21)	(32)
EBITA CHS, Corporate Investments and others	(1)	(3)

EBITA	(22)	(35)

EBIT	(26)	(39)

Net operating capital (NOC)	832	931

Number of employees (FTEs)	13,139	7,783
Business highlights
•	Organon and Philips joined forces in the development of new drugs and therapies for mental disorders and cancer. With the help of biomarkers and Philips’ advanced medical imaging technology, it will, for example, be possible to study the effects of psychiatric drugs in the brain at the molecular level.
•	Philips climbed from 67th position to 38th in the 2007 edition of an annual ranking of the world’s most innovative companies compiled by Business Week and The Boston Consulting Group.
•	Philips received several important design awards during the quarter. The Philips Bagless Vacuum Cleaner Range was given the highly-regarded ‘red dot’ award by the German Design Zentrum Nordrhein Westfalen, while Philips Design was nominated for the first Design Management Europe Award. This award will be given to European organizations that have successfully integrated design into their business.
Financial performance
•	Corporate Technologies’ EBITA declined compared to Q2 2006 due to higher investments in the Healthcare and Lifestyle Incubators and lower license revenues.
•	Sales at Consumer Healthcare Solutions grew 15% on a comparable basis, driven by Lifeline. The EBITA of CHS was in line with Q2 2006 as ongoing investments in business expansion offset operational margin in the quarter.
•	The EBITA of Corporate Investments declined slightly compared to Q2 2006 due to various incidental charges at businesses within its portfolio.
Looking ahead
•	The divestment of Power Solutions is expected to be completed by the end of Q3 2007.
•	The EBITA run-rate for the first half of the year is expected to continue in Q3 and Q4.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2006	2007

Sales	36	48

Sales growth
% nominal	9	33
% comparable	(7)	61

EBITA Corporate & Regional Costs	(74)	(38)
EBITA Brand Campaign	(22)	(29)
EBITA Service Units, Pensions and Other	(32)	6

EBITA	(128)	(61)

EBIT	(128)	(61)

Net operating capital (NOC)	994	574

Number of employees (FTEs)	7,059	6,960
Business highlights
•	Philips ranked 8th in research by the British newspaper The Independent together with EIRIS (Ethical Investment Research Services) listing the greenest companies in the world.
•	Philips continued taking initiatives to increase environmental awareness with the launch of a consumer campaign called asimpleswitch.com and partnering with the Alliance for Climate Protection and the global Live Earth concerts on July 7, 2007. Live Earth aimed to inspire more than two billion people to take simple steps, such as switching to energy-efficient lighting, to lead a more energy-efficient life.
•	Philips launched its latest brand campaign showcasing a range of simplicity solutions to empower consumers, their families and care providers to manage a healthy lifestyle.
•	Philips continued its drive to use e-bidding as a selection process for suppliers, which leads to greater cost efficiency in supply across businesses. E-bidding covered 11% of spend in the first half of 2007, compared with 3% in the same period last year.
Financial performance – Group Services
•	Corporate & Regional Costs showed a considerable decline compared to Q2 2006. This is attributable to ongoing cost savings, the incidental nature of last year’s FIFA World Cup-related expenses and implementation costs related to compliance with the Sarbanes-Oxley Act.
•	Compared to Q2 2006, the higher investment in the global brand campaign is wholly due to a slightly different seasonal spending pattern.
•	Pension costs were lower than in Q2 2006 in a number of countries, notably the Netherlands.
Looking ahead
•	Investments in the global brand campaign are expected to be approximately EUR 30 million in Q3.
•	Restructuring charges of EUR 15 million related to the simplification of the regional and country management structures are expected in the second half of 2007.
•	Pension costs for Group Management & Services are expected to be approximately EUR 25 million for the full year 2007.

Highlights in the 1st six months
The 1st six months of 2007
•	Income from continuing operations up from EUR 367 million to EUR 2,420 million due to higher earnings and the sale of a further 8.3% stake in TSMC
•	EBITA 30% higher than in the corresponding period of 2006
•	Comparable sales were 1% higher than in the 1st half of 2006; high-margin businesses grew 7% on a comparable basis
•	Results relating to equity-accounted investees increased by EUR 114 million, driven by improved results from LG.Philips LCD
•	Cash flows from operating activities improved by EUR 802 million compared to January-June 2006
Net income
in millions of euros unless otherwise stated

	January-June
	2006	2007

Sales	12,535	12,091
EBITA	569	742
as a % of sales	4.5	6.1

EBIT	493	594
as a % of sales	3.9	4.9

Financial income and expenses	104	2,019
Income taxes	(116)	(202)
Results equity-accounted investees	(106)	8
Minority interests	(8)	1
Income from continuing operations	367	2,420
Discontinued operations	94	24
Net income	461	2,444

Per common share (in euros) — basic	0.39	2.22
Management summary
•	Income from continuing operations increased by EUR 2,053 million compared to the first six months of 2006 due to higher earnings, the sale of a further 8.3% stake in TSMC and an upturn in income from LG.Philips LCD.

•	Sales for the first half-year totaled EUR 12,091 million, 1% higher than in the corresponding period of 2006 on a comparable basis. Sales at the high-margin divisions continued to show solid comparable growth — 7% above January-June 2006 — largely offset by lower sales at CE caused by the impact of last year’s World Cup. At Innovation & Emerging Businesses, comparable sales increased (primarily in technology-related businesses); however, nominal sales declined by over 50% due to the disposal of businesses within the Corporate Investments portfolio.
•	EBITA in the first six months was 30% above the same period of 2006, driven by higher earnings at all operating divisions and lower costs within Group Management & Services.
•	Excluding the impact of a EUR 35 million impairment charge to MedQuist-related goodwill, EBIT in the first six months grew 28% year-on-year.
•	Net income in the first half of 2007 grew by EUR 1,983 million compared to last year. This increase is attributable to higher earnings and EUR 1,869 million of higher income related to TSMC — EUR 1,953 million from the sale of additional Philips shareholding in TSMC somewhat offset by EUR 84 million lower dividend income.
•	Excluding the impact of last year’s additional funding for the UK pension fund (EUR 582 million), cash flows from operating activities increased by EUR 220 million compared to the first half of 2006, driven by higher earnings and lower working capital requirements.
•	Net operating capital increased by EUR 2.6 billion compared to Q2 2006, wholly attributable to acquisitions made during the past year. The debt: equity ratio was (12) : 112 at the end of the first half of the year.

Outlook
Outlook
Our performance in the second quarter of 2007 confirms that we are on track to achieve our targets — EBITA of at least 7.5% in 2007 and 5-6% average annual sales growth. We expect to see an upturn in sales growth in the second half of the year, boosted by a strong order pipeline at Medical Systems, the ongoing impact of “Green-Switch” at Lighting and a number of exciting new product launches in our consumer businesses.
We will continue our value-creating management of capital, focusing on further acquisitions consistent with our strategic direction and on returning cash to shareholders.
We are confident that 2007 will be a year of continued top and bottom-line growth for Philips.
Amsterdam, July 16, 2007
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2006	2007	2006	2007
Sales	6,380	6,100	12,535	12,091
Cost of sales	(4,386)	(4,000)	(8,666)	(7,997)

Gross margin	1,994	2,100	3,869	4,094

Selling expenses	(1,111)	(1,186)	(2,178)	(2,301)
General and administrative expenses	(269)	(201)	(491)	(430)
Research and development expenses	(397)	(404)	(812)	(810)
Impairment of goodwill	—	(35)	—	(35)
Other business income and expenses	30	28	105	76

Income from operations	247	302	493	594

Financial income and expenses	127	1,336	104	2,019

Income before taxes	374	1,638	597	2,613

Income tax expense	(56)	(119)	(116)	(202)

Income after taxes	318	1,519	481	2,411

Results relating to equity-accounted investees	(89)	56	(106)	8

Minority interests	(1)	(2)	(8)	1

Income from continuing operations	228	1,573	367	2,420

Discontinued operations	73	(4)	94	24

Net income	301	1,569	461	2,444

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,189,557	1,099,261	1,191,966	1,099,684
• diluted	1,196,222	1,110,900	1,199,710	1,111,066

Net income per common share in euros:
• basic	0.25	1.43	0.39	2.22
• diluted	0.25	1.41	0.38	2.20

Ratios
Gross margin as a % of sales	31.3	34.4	30.9	33.9
Selling expenses as a % of sales	(17.4)	(19.4)	(17.4)	(19.0)
G&A expenses as a % of sales	(4.2)	(3.3)	(3.9)	(3.6)
R&D expenses as a % of sales	(6.2)	(6.6)	(6.5)	(6.7)

EBIT or Income from operations	247	302	493	594
as a % of sales	3.9	5.0	3.9	4.9

EBITA	290	389	569	742
as a % of sales	4.5	6.4	4.5	6.1

Consolidated balance sheets
all amounts in millions of euros unless otherwise stated

	June 30,	December 31,	June 30,
	2006	2006	2007
Current assets:
Cash and cash equivalents	2,538	6,023	6,261
Receivables	4,327	4,773	4,503
Current assets of discontinued operations	1,372	—	—
Inventories	3,208	2,880	3,366
Other current assets	1,227	1,286	1,358

Total current assets	12,672	14,962	15,488

Non-current assets:
Investments in equity-accounted investees	3,233	2,978	2,896
Other non-current financial assets	6,743	8,056	5,007
Non-current receivables	303	214	162
Non-current assets of discontinued operations	2,290	—	—
Other non-current assets	3,797	3,453	3,479
Property, plant and equipment	3,059	3,099	3,227
Intangible assets excluding goodwill	1,420	1,915	2,248
Goodwill	2,796	3,820	4,071

Total assets	36,313	38,497	36,578

Current liabilities:
Accounts and notes payable	3,010	3,450	2,868
Current liabilities of discontinued operations	941	—	—
Accrued liabilities	3,027	3,336	3,214
Short-term provisions	930	876	619
Other current liabilities	632	605	529
Short-term debt	1,360	863	2,474

Total current liabilities	9,900	9,130	9,704

Non-current liabilities:
Long-term debt	3,188	3,006	1,333
Long-term provisions	1,836	2,449	2,603
Non-current liabilities of discontinued operations	353	—	—
Other non-current liabilities	920	784	696

Total liabilities	16,197	15,369	14,336

Minority interests	144	131	135
Stockholders’ equity	19,972	22,997	22,107

Total liabilities and equity	36,313	38,497	36,578

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,188,109	1,106,893	1,087,178

Ratios

Stockholders’ equity per common share in euros	16.81	20.78	20.33

Inventories as a % of sales	11.9	10.7	12.7

Net debt (cash): group equity	9:91	(10):110	(12):112

Net operating capital	8,306	8,724	10,906

Employees at end of period of which discontinued operations 36,996 end of June 2006	158,344	121,732	125,834

Consolidated statements of cash flows *
all amounts in millions of euros

	2nd quarter		January to June
	2006	2007	2006	2007
Cash flows from operating activities:
Net income	301	1,569	461	2,444
(Income) loss discontinued operations	(73)	4	(94)	(24)
Adjustments to reconcile income to net cash provided by (used for) operating activities:
Depreciation and amortization	194	209	378	417
Impairment of goodwill, equity-accounted investees and available-for- sale securities	5	35	8	74
Net gain on sale of assets	(27)	(1,217)	(97)	(1,991)
(Income) loss from equity-accounted investees (net of dividends received)	84	(60)	54	26
Minority interests (net of dividends paid)	1	2	8	(1)
(Increase) decrease in working capital/other current assets	(26)	(622)	(648)	(1,223)
(Increase) decrease in non-current receivables/other assets/other liabilities	(95)	272	(728)	(15)
Increase (decrease) in provisions	(48)	(253)	(47)	(174)
Proceeds from sales of trading securities	—	—	—	182
Other items	(345)	34	(327)	55

Net cash provided by (used for) operating activities	(29)	(27)	(1,032)	(230)

Cash flows from investing activities:
Purchase of intangible assets	(27)	(53)	(49)	(72)
Capital expenditures on property, plant and equipment	(166)	(188)	(366)	(340)
Proceeds from disposals of property, plant and equipment	17	24	43	34
Cash from (to) derivatives	50	24	60	9
Proceeds from sale (purchase) of other non-current financial assets	—	1,888	(2)	3,029
Proceeds from sale (purchase) of businesses	(129)	(233)	(687)	(720)

Net cash provided by (used for) investing activities	(255)	1,462	(1,001)	1,940

Cash flows from financing activities:
Increase (decrease) in debt	(30)	(113)	225	(111)
Treasury stock transactions	(34)	(358)	(407)	(664)
Dividend paid	(523)	(639)	(523)	(639)

Net cash provided by (used for) financing activities	(587)	(1,110)	(705)	(1,414)

Net cash provided by (used for) continuing operations	(871)	325	(2,738)	296

Cash flows from discontinued operations
Net cash provided by (used for) operating activities	201	(13)	350	(87)
Net cash provided by (used for) investing activities	(142)	47	(266)	47
Net cash provided by (used for) financing activities	—	—	—	—

Net cash provided by (used for) discontinued operations	59	34	84	(40)

Net cash provided by (used for) continuing and discontinued operations	(812)	359	(2,654)	256

Effect of change in exchange rates on cash positions	(39)	(4)	(101)	(18)
Cash and cash equivalents at beginning of period	3,389	5,906	5,293	6,023

Cash and cash equivalents at end of period	2,538	6,261	2,538	6,261

*	For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.
Ratio

Cash flows before financing activities	(284)	1,435	(2,033)	1,710

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to June 2007
				accumulated other comprehensive income (loss)
		capital in			unrealized gain		changes in			total
		excess		currency	(loss) on		fair value of		treasury	stock-
	common	of par	retained	translation	available-for-	pensions	cash flow		shares at	holders’
	stock	value	earnings	differences	sale securities	(FAS 158)	hedges	total	cost	equity
Balance as of December 31, 2006	228	—	22,085	(1,874)	4,281	(808)	8	1,607	(923)	22,997
Net income			2,444							2,444
Net current period change				(124)	25	27	13	(59)		(59)
Reclassifications into income				11	(1,960)		(8)	(1,957)		(1,957)

Total comprehensive income (loss), net of tax	—	—	2,444	(113)	(1,935)	27	5	(2,016)	—	428
Dividend paid			(659)							(659)
Purchase of treasury stock									(841)	(841)
Re-issuance of treasury stock		(50)	(85)						267	132
Share-based compensation plans		50								50

Balance as of June 30, 2007	228	—	23,785	(1,987)	2,346	(781)	13	(409)	(1,497)	22,107

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income from operations

	2nd quarter
	2006			2007
	sales	income from operations		sales	income from operations
		amount	as % of		amount	as % of
			sales			sales
Medical Systems	1,630	180	11.0	1,651	151	9.1
DAP	532	58	10.9	638	80	12.5
Consumer Electronics	2,484	20	0.8	2,148	21	1.0
Lighting	1,296	143	11.0	1,464	150	10.2
Innovation & Emerging Businesses	402	(26)	(6.5)	151	(39)	(25.8)
Group Management & Services	36	(128)	—	48	(61)	—

Total	6,380	247	3.9	6,100	302	5.0

	January-June
	2006			2007
	sales	income from operations		sales	income from operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	3,099	259	8.4	3,106	207	6.7
DAP	1,028	112	10.9	1,246	184	14.8
Consumer Electronics	4,907	53	1.1	4,356	55	1.3
Lighting	2,641	324	12.3	2,938	327	11.1
Innovation & Emerging Businesses	797	(45)	(5.6)	348	(73)	(21.0)
Group Management & Services	63	(210)	—	97	(106)	—

Total	12,535	493	3.9	12,091	594	4.9

Sectors and main countries
all amounts in millions of euros
Sales and total assets

	sales		total assets
	January to June		June 30,
	2006	2007	2006	2007
Medical Systems	3,099	3,106	5,419	6,323
DAP	1,028	1,246	922	1,860
Consumer Electronics	4,907	4,356	2,450	2,417
Lighting	2,641	2,938	3,772	4,792
Innovation & Emerging Businesses	797	348	1,661	1,374
Group Management & Services	63	97	18,427	19,812
Total	12,535	12,091	32,651	36,578

Discontinued operations			3,662	—

Total			36,313	36,578
Sales and long-lived assets

	sales		long-lived assets*
	January to June		June 30,
	2006	2007	2006	2007
United States	3,383	3,259	4,579	5,080
Germany	928	849	273	293
China	879	813	170	174
France	729	766	123	97
United Kingdom	576	556	18	792
Netherlands	518	505	1,132	1,195
Other countries	5,522	5,343	980	1,915

Total	12,535	12,091	7,275	9,546

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
Net periodic pension costs of defined-benefit plans

	2nd quarter 2007		January-June 2007
	Netherlands	other	Netherlands	other
Service cost	37	26	74	52
Interest cost on the projected benefit obligation	130	100	259	202
Expected return on plan assets	(205)	(96)	(409)	(194)
Net actuarial (gain) loss	(1)	19	(2)	39
Prior service cost	(11)	6	(22)	10
Settlement loss	—	—	—	—
Curtailment loss (gain)	—	—	—	—
Other	—	—	—	—

Net periodic cost (income)	(50)	55	(100)	109
The net periodic pension costs in the second quarter of 2007 amounted to EUR 28 million, of which EUR 5 million related to defined-benefit (DB) plans (the Netherlands income of EUR 50 million, other countries cost of EUR 55 million) and EUR 23 million related to defined-contribution (DC) plans (the Netherlands cost of EUR 2 million, other countries cost of EUR 21 million).
Net periodic costs of postretirement benefits other than pensions

	2nd quarter 2007		January-June 2007
	Netherlands	other	Netherlands	other
Service cost	—	1	—	2
Interest cost on the accumulated postretirement benefit obligation	—	7	—	13
Transition obligation	—	1	—	2
Net actuarial loss	—	—	—	1

Net periodic cost (income)	—	9	—	18

Consolidated statements of income in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2006	2007	2006	2007
Sales	6,380	6,100	12,535	12,091
Cost of sales	(4,402)	(4,004)	(8,704)	(8,012)

Gross margin	1,978	2,096	3,831	4,079

Selling expenses	(1,115)	(1,189)	(2,188)	(2,306)
General and administrative expenses	(308)	(256)	(567)	(545)
Research and development expenses	(385)	(405)	(785)	(807)
Impairment of goodwill	—	(47)	—	(47)
Other business income and expenses	18	23	81	40

Income from operations	188	222	372	414

Financial income and expenses	127	1,513	105	2,194

Income before taxes	315	1,735	477	2,608

Income tax expense	(16)	(104)	(77)	(164)

Income after taxes	299	1,631	400	2,444

Results relating to equity-accounted investees	(87)	35	(110)	(10)

Minority interests	(1)	(3)	(8)	—

Income from continuing operations	211	1,663	282	2,434

Discontinued operations	81	1	161	29

Net income	292	1,664	443	2,463

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic	1,189,557	1,099,261	1,191,966	1,099,684
• diluted	1,196,263	1,111,257	1,197,857	1,111,890

Net income per common share in euros:
• basic	0.25	1.51	0.37	2.24
• diluted	0.24	1.50	0.37	2.22

Ratios
Gross margin as a % of sales	31.0	34.4	30.6	33.7
Selling expenses as a % of sales	(17.5)	(19.5)	(17.5)	(19.1)
G&A expenses as a % of sales	(4.8)	(4.2)	(4.5)	(4.5)
R&D expenses as a % of sales	(6.0)	(6.6)	(6.3)	(6.7)

EBIT or Income from operations	188	222	372	414
as a % of sales	2.9	3.6	3.0	3.4

EBITA	229	238	460	477
as a % of sales	3.6	3.9	3.7	3.9

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	June 30,	December 31,	June 30,
	2006	2006	2007
Current assets:
Cash and cash equivalents	2,538	6,023	6,261
Receivables	4,327	4,773	4,503
Current assets of discontinued operations	1,372	—	—
Inventories	3,208	2,880	3,366
Other current assets	556	777	699

Total current assets	12,001	14,453	14,829

Non-current assets:
Investments in equity-accounted investees	3,134	2,873	2,776
Other non-current financial assets	6,743	8,056	5,007
Non-current receivables	303	206	155
Non-current assets of discontinued operations	3,484	—	—
Other non-current assets	448	390	498
Deferred tax asset	1,999	1,475	1,440
Property, plant and equipment	3,069	3,117	3,243
Intangible assets excluding goodwill	2,161	2,660	2,958
Goodwill	2,448	3,500	3,746

Total assets	35,790	36,730	34,652

Current liabilities:
Accounts and notes payable	3,010	3,450	2,868
Current liabilities of discontinued operations	941	—	—
Accrued liabilities	2,996	3,319	3,184
Short-term provisions	732	755	608
Other current liabilities	632	605	529
Short-term debt	1,372	871	2,479

Total current liabilities	9,683	9,000	9,668

Non-current liabilities:
Long-term debt	3,190	3,007	1,334
Long-term provisions	1,609	1,800	1,838
Non-current liabilities discontinued operations	532	—	—
Deferred tax liabilities	—	283	223
Other non-current liabilities	856	595	596

Total liabilities	15,870	14,685	13,659

Minority interests *	362	135	140
Stockholders’ equity	19,558	21,910	20,853

Total liabilities and equity	35,790	36,730	34,652

Number of common shares outstanding (after deduction of treasury stock at the end of period (in thousands))	1,188,109	1,106,893	1,087,178

Ratios

Stockholders’ equity per common share in euros	16.46	19.79	19.18

Inventories as a % of sales	11.9	10.7	12.7

Net debt (cash) : group equity	9:91	(11):111	(13):113

Employees at end of period of which discontinued operations 36,996 end of June 2006	158,344	121,732	125,834

*	of which discontinued operations EUR 199 million end of June 2006

Reconciliation from US GAAP to IFRS
all amounts in millions of euros
Reconciliation of net income from US GAAP to IFRS

	2nd quarter		January to June
	2006	2007	2006	2007
Net income as per the consolidated statements of income on a US GAAP basis	301	1,569	461	2,444

Adjustments to IFRS:
Capitalized product development expenses	55	29	126	75
Amortization of product development assets	(39)	(17)	(87)	(64)
Pensions and other postretirement benefits	(57)	(71)	(111)	(142)
Amortization of intangible assets	(9)	(12)	(25)	(12)
Provisions	—	6	—	8
Realized gain on TSMC securities*	—	181	—	181
Equity-accounted investees	3	(21)	(4)	(18)
Deferred income tax effects	41	15	39	38
Discontinued operations	8	5	67	5
Other differences in income	(11)	(20)	(23)	(52)

Net income in accordance with IFRS	292	1,664	443	2,463

*	related cumulative translation differences have been released upon sale
Reconciliation of stockholders’ equity from US GAAP to IFRS

	June 30,	June 30,
	2006	2007
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	19,972	22,107

Adjustments to IFRS:
Product development expenses	515	515
Pensions and other postretirement benefits	(2,140)	(1,872)
Goodwill amortization (until January 1, 2004)	(303)	(310)
Goodwill capitalization (acquisition-related)	(44)	(29)
Acquisition-related intangibles	255	195
Assets from discontinued operations	817	—
Investments in equity-accounted investees	(99)	(120)
Provisions	—	60
Recognized results on sale-and-leaseback transactions	80	45
Deferred income tax effects	523	238
Other differences in equity	(18)	24

Stockholders’ equity in accordance with IFRS	19,558	20,853

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made
Sales growth composition (in %)

	January to June
	comparable	currency	consolidation	nominal
	growth	effects	changes	growth
2007 versus 2006
Medical Systems	3.6	(5.4)	2.0	0.2
DAP	15.6	(3.0)	8.6	21.2
Consumer Electronics	(8.4)	(2.1)	(0.7)	(11.2)
Lighting	7.1	(3.6)	7.7	11.2
Innovation & Emerging Businesses	33.0	(4.1)	(85.2)	(56.3)
Group Management & Services	77.4	(3.2)	(19.5)	54.7

Philips Group	1.4	(3.3)	(1.6)	(3.5)
EBITA to Income from operations (or EBIT)

					Innovation &		Group
	Philips	Medical		Consumer		Emerging	Management
	Group	Systems	DAP	Electronics	Lighting	Businesses	& Services
January to June 2007
EBITA	742	319	191	56	347	(65)	(106)
Amortization of intangibles (excl. software)	(103)	(67)	(7)	(1)	(20)	(8)	—

Write-off of acquired in-process R&D	(10)	(10)	—	—	—	—	—
Impairment of goodwill	(35)	(35)	—	—	—	—	—
Income from operations (or EBIT)	594	207	184	55	327	(73)	(106)
January to June 2006
EBITA	569	312	115	54	339	(41)	(210)
Amortization of intangibles (excl. software)	(72)	(49)	(3)	(1)	(15)	(4)	—

Write-off of acquired in-process R&D	(4)	(4)	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	—
Income from operations (or EBIT)	493	259	112	53	324	(45)	(210)
Composition of net debt and group equity

	June 30,	June 30,
	2006	2007
Long-term debt	3,188	1,333
Short-term debt	1,360	2,474

Total debt	4,548	3,807
Cash and cash equivalents	(2,538)	(6,261)

Net debt (cash) (total debt less cash and cash equivalents)	2,010	(2,454)

Minority interests	144	135
Stockholders’ equity	19,972	22,107

Group equity	20,116	22,242

Net debt and group equity	22,126	19,788

Net debt (cash) divided by net debt (cash) and group equity (in %)	9	(12)
Group equity divided by net debt (cash) and group equity (in %)	91	112

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
Net operating capital to total assets

						Innovation &	Group
	Philips	Medical		Consumer		Emerging	Management
	Group	Systems	DAP	Electronics	Lighting	Businesses	& Services
June 30, 2007
Net operating capital (NOC)	10,906	4,272	1,297	254	3,578	931	574
Exclude liabilities comprised in NOC:
— payables/liabilities	7,307	1,725	491	1,864	1,019	284	1,924
— intercompany accounts	—	42	18	57	37	(10)	(144)
— provisions1)	2,591	232	54	242	151	42	1,870
Include assets not comprised in NOC:
— investments in equity-accounted investees	2,896	52			7	127	2,710
— other non-current financial assets	5,007	—			—	—	5,007
— deferred tax assets	1,610	—			—	—	1,610
— liquid assets	6,261	—			—	—	6,261
Total assets	36,578	6,323	1,860	2,417	4,792	1,374	19,812

1)	provisions on balance sheet EUR 3,222 million excluding deferred tax liabilities of EUR 631 million

June 30, 2006
Net operating capital (NOC)	8,306	3,387	436	5	2,652	832	994
Exclude liabilities comprised in NOC:
— payables/liabilities	7,589	1,724	404	2,071	925	584	1,881
— intercompany accounts	—	25	27	80	35	(43)	(124)
— provisions2)	2,302	244	55	286	138	108	1,471
Include assets not comprised in NOC:
— investments in equity-accounted investees	3,233	39	—	8	22	180	2,984
— other non-current financial assets	6,743	—	—	—	—	—	6,743
— deferred tax assets	1,940	—	—	—	—	—	1,940
— liquid assets	2,538	—	—	—	—	—	2,538

Total assets	32,651	5,419	922	2,450	3,772	1,661	18,427
Discontinued operations	3,662

Total	36,313

2)	provisions on balance sheet EUR 2,766 million excluding deferred tax liabilities of EUR 464 million
Composition of cash flows before financing activities

	2nd quarter		January to June
	2006	2007	2006	2007
Cash flows provided by (used for) operating activities	(29)	(27)	(1,032)	(230)
Cash flows provided by (used for) investing activities	(255)	1,462	(1,001)	1,940

Cash flows before financing activities	(284)	1,435	(2,033)	1,710

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated
% increase always in relation to the corresponding period of previous year

				2006				2007
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,155	6,380	6,313	8,128	5,991	6,100
% increase	12	9	1	(1)	(3)	(4)

EBITA	279	290	71	742	353	389
as a % of sales	4.5	4.5	1.1	9.1	5.9	6.4

EBIT	246	247	25	665	292	302
as a % of sales	4.0	3.9	0.4	8.2	4.9	5.0

Net income	160	301	4,242	680	875	1,569
per common share in euros	0.13	0.25	3.59	0.60	0.80	1.43

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,155	12,535	18,848	26,976	5,991	12,091
% increase	12	11	7	5	(3)	(4)

EBITA	279	569	640	1,382	353	742
as a % of sales	4.5	4.5	3.4	5.1	5.9	6.1

EBIT	246	493	518	1,183	292	594
as a % of sales	4.0	3.9	2.7	4.4	4.9	4.9

Net income	160	461	4,703	5,383	875	2,444
per common share in euros	0.13	0.39	3.96	4.58	0.80	2.22

Net income from continuing operations as a % of stockholders’ equity (ROE)	3.8	4.6	2.7	4.4	17.3	24.0

	period ended 2006				period ended 2007
Inventories as a % of sales	11.9	11.9	12.7	10.7	11.6	12.7

Net debt : group equity ratio	6:94	9:91	(16):116	(10):110	(10):110	(12):112

Total employees (in thousands)	161	158	126	122	124	126
of which discontinued operations	37	37	—	—		—
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips CEO reconfirms strategic direction to market at annual EPG conference in Florida
Tuesday, May 22, 2007
Longboat Key, Florida, USA – Today, Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will be giving a presentation at the Electrical Products Group 2007 Annual Spring Conference organized by Morgan Stanley in Longboat Key, Florida, USA, in which he will update the market on Philips’ continuing transformation into a healthcare, lifestyle and technology company.
In his presentation, Mr. Kleisterlee will discuss how Philips has evolved into a simpler, more focused company with a portfolio of operations focused on value creation and sustainable growth. Mr. Kleisterlee will also discuss recent acquisitions, and will elaborate on the company’s growth strategy going forward, including the ongoing reallocation of capital.
At the conference, Mr. Kleisterlee will also re-confirm that Philips is on track to meeting its EBITA-target, which is to exceed 7.5% of sales in 2007.
The presentation starts at 8:15 AM local time, or 14:15 PM Amsterdam time (CET), and will be available via audio webcast. Please click here to listen to this webcast.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips updates market on Medical Systems business in meeting with financial analysts
Thursday, May 31, 2007
Amsterdam, the Netherlands – Today, at a meeting with investors and financial analysts, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the market on its Medical Systems division - the foundation of Philips’ professional healthcare business. At the meeting, Philips will explain that its approach to healthcare – focused on making healthcare simpler, both for medical professionals and patients – is setting the company apart from the competition, and is positioning the Medical Systems division for long-term, profitable growth.
On track with 2007 financial targets – further EBITA improvement seen for 2008/2009
During the meeting, Mr. Steve Rusckowski, CEO of Philips Medical Systems, along with the Philips Medical Systems management team, will detail Philips’ ongoing measures to fine-tune its professional healthcare business as an engine for long-term value creation at Philips. Management will reconfirm the division is on track to achieving annual organic sales growth of 6% and an EBITA margin of 14-15% in 2007. Furthermore, the Medical Systems management team will discuss how measures to improve the operational performance of the business can be expected to lead to a further improvement of approximately one additional percentage point in the EBITA margin of the Medical Systems division by the 2008/2009 timeframe.
To achieve these improvements, Philips will continue building on its pipeline of innovative products – such as the first PET/CT system to use ‘time-of-flight’ technology that captures sharper images faster, increasing the number of patients that can be examined. Philips will also take steps to further enhance the operational excellence of its Medical Systems business and build on the market share gains achieved over the past three years by focusing on high-value developed and high-growth emerging markets. Philips expects these measures will help the company continue gaining market share over the next three years. Following the successful acquisition of Intermagnetics General Corporation, Witt Biomedical Inc. and Stentor Inc., Philips is continuing to explore opportunities for forming alliances and making further acquisitions that support its contribution to the care cycle, enhance the company’s product offering and create long-term value.
Philips’ focus on ‘care cycle’ is making healthcare simpler for patients and caregivers “Both patients and caregivers struggle with a complex, fragmented healthcare system. We believe the best way to reduce this complexity is by addressing the needs of the healthcare industry from the perspective of patients and their health problems,” explained Mr. Rusckowski, who was appointed CEO of Philips Medical Systems in November 2006, and brings over twenty years experience in the professional healthcare sector. “That means delivering solutions in the fields of cardiology, oncology and women’s health that address what we call the ‘care cycle’ – the cycle of prevention, screening, diagnosis, treatment and management of medical conditions with technologies and services both inside and outside the hospital,” Mr. Rusckowski added.

Presentations will begin at 10:00 AM (CET), and can also be followed via audio webcast.
For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips completes acquisition of TIR Systems
Friday, June 08, 2007
Amsterdam, The Netherlands and Vancouver, Canada – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed its acquisition of Vancouver, Canada-based TIR Systems Ltd, a leading company in Solid State Lighting (SSL) technology for products that generate high quality white light.
Under the terms of the agreement, which was announced on March 13, 2007, Philips acquired TIR Systems for a total consideration of approximately C$ 75 million, or approximately EUR 53 million, which was paid in cash upon completion. As a result of the transaction, TIR Systems will be financially consolidated with immediate effect within the Solid State Lighting business unit of Philips’ Lighting division.
The transaction was completed by Philips’ wholly-owned, indirect subsidiary, Philips Electronics Ltd., 281 Hillmount Road, Markham, Ontario, which acquired all of the outstanding common shares of TIR Systems at a price of C$1.60 per share in cash pursuant to a court-approved plan of arrangement.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to acquire Color Kinetics to strengthen leading position in Led lighting systems, components and technologies
Tuesday, June 19, 2007
Combination strengthens Philips’ LED portfolio, technology base and intellectual property position Color Kinetics’ application know-how in combination with Philips’ global market presence will accelerate Philips Lighting’s growth in Solid State Lighting Builds on Philips’ Lumileds and TIR Systems acquisitions in the sector Purchase price corresponds to a Color Kinetics enterprise value of approximately EUR 516 million
Amsterdam, The Netherlands and Boston, Massachusetts, USA - Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has reached an agreement with Color Kinetics Incorporated (NASDAQ: CLRK) under which Philips will acquire all of the outstanding shares of Color Kinetics for USD 34 per share, or a total consideration of approximately EUR 592 million to be paid in cash upon completion. The implied enterprise value of Color Kinetics in this offer is EUR 516 million, taking into account approximately EUR 76 million of cash on balance sheet as of March 31, 2007. This transaction is subject to the terms and conditions of the merger agreement and to the approval of Color Kinetics’ shareholders, as well as to customary regulatory clearance, and is expected to close in the second half of 2007.
Color Kinetics, based in Boston, Massachusetts, USA, is a leader in designing and marketing innovative lighting systems based on Light Emitting Diode (LED) technology. The company has a broad technological portfolio covering important patents relating to intelligence and control technology for LED lighting. Color Kinetics also has in excess of 15,000 professional installations worldwide and an array of large, industrial customers in professional channels.
This merger builds on the acquisition of Lumileds in 2005, through which Philips ensured a leading position in high-power LED dyes, and on the recent acquisition of TIR Systems, which provided Philips with a strong line of fully-integrated Solid State Lighting (SSL)-modules used to deliver integrated lighting products to fixture manufacturers. With Color Kinetics, Philips will become a leader in SSL luminaires, establishing a strong presence in all aspects of the SSL value chain. This will further enhance Philips’ position to lead the future global shift to more energy-efficient lighting solutions, using LED sources.
“This acquisition uniquely positions Philips as a major player in the fast-growing SSL business with technology, expertise and intellectual property in all parts of the value chain of integrated LED-based lighting solutions,” Theo van Deursen, Chief Executive of Philips’ Lighting division, said. “The technological platform obtained through this acquisition will serve as a springboard for Philips to further create sustainable value through making innovative LED lighting solutions widely available. We admire Color Kinetics’ expertise, which they built up in only 10 years of existence, and we will foster the company’s creative and entrepreneurial flair in the future while boosting growth by integrating it into the global lighting leader.”

“We have long said that LEDs are the future of illumination - not a passing novelty - and we’ve supported that view with unwavering focus on the research and development of new technologies, sales channels, partnerships and industry initiatives to make it a reality. Today we announce our biggest and most significant step towards putting our core technology and IP at the heart of every future application of intelligent LED lighting,” said Bill Sims, President and CEO, Color Kinetics. “We believe that joining Philips, the global lighting leader, is in the best interest of our shareholders, customers, partners, and employees, and that our combined resources will produce the best possible entity to drive the LED lighting revolution forward.”
Color Kinetics had 2006 sales of approximately USD 65 million. The company’s sales have grown at a compound annual growth rate of 31% in the period 2001-2006. Operating margins are expected to increase as the company benefits from economies of scale. In addition to its product sales, Color Kinetics has a fast-growing licensing income stream that adds significantly to its value.
The market for SSL is at an inflection point for growth as the performance of LEDs measured in lumens per watt is rapidly becoming competitive with traditional light sources. While the market for SSL has up until now been driven by the application of color LEDs, technology in white light has improved significantly, which Philips expects will cause market growth to increase substantially going forward. Independent market sources project that the SSL addressable market will reach USD 20 billion to USD 30 billion in 2025 and is growing currently by approximately 30% per year.
Through this merger Philips and Color Kinetics expect to further accelerate growth in this area of the lighting market. Philips and Color Kinetics will drive to stimulate the speed of adoption of LED technologies and applications in the industry. By enabling Color Kinetics’ innovative systems to be distributed and sold globally, the benefits of LED will be brought to a far larger market more quickly.
Images - Products
Color Kinetics offers intelligent LED lighting systems for indoor and outdoor applications in a multitude of sizes and shapes, from wall washing lighting fixtures to cove accents to submersible lighting solutions, complete with controller and power supply options. See two of their product examples below.
iColor® Accent Powercore is ideally suited for creating seamless columns of color and color-changing effects. Its precise level of control allows the fixtures to run video, graphics and intricately designed effects in a host of architectural and entertainment settings.
Color Kinetics eW™ Flex SLX is a versatile strand of 50 white LED nodes that apply Chromasic®-based intelligence for individual control. The durable, flexible form factor allows for dynamic points of white light to be installed across nearly any interior or exterior surface - walls, ceilings, floors, and three-dimensional sculptures and set pieces.
Color Kinetics eW™ Flex SLX is a versatile strand of 50 white LED nodes that apply Chromasic®-based intelligence for individual control. The durable, flexible form factor allows for dynamic points of white light to be installed across nearly any interior or exterior surface - walls, ceilings, floors, and three-dimensional sculptures and set pieces.
Images - Showcases
Color Kinetics’ customers, OEM and Licensing partners break boundaries in their forward-looking use of light to transform spaces, build brands, and incite imagination. The three showcase examples below speak for themselves.
Costa Concordia joined the fleet of Italy’s Costa Cruise line in 2006, offering all the comforts of a floating palace with meticulous detail to its stylish design. It is the largest and longest ship among the fleet, and its visually striking interior features multiple applications of Color Kinetics LED lighting technology.
Philadelphia’s historic Boathouse Row received a high-tech lighting makeover. Made possible by Color Kinetics’ intelligent solid-state lighting technology, the new lighting system replaced a 30-year-old incandescent system that required frequent and costly maintenance. By installing the LED-based system, the Fairmount Park Commission expects to save approximately US$57,000 in annual operating costs.
In December 2006 Color Kinetics added another global landmark to its growing list of prominent installations: the London Eye, which is visible from more than a mile away. It was previously lit by fluorescent tubes that proved costly to maintain, and required the manual installation of gels to produce colored light for special events. Color Kinetics was approached to replace this system with an LED-based alternative.
Japan’s prestigious Takarazuka University of Art and Design facilitates traditional art and design education while encouraging new opportunities made possible by on-going technological innovation. To best symbolize its focus on the marriage of traditional art and modern innovation, the approximately 200-foot high building makes use of the latest advancements in intelligent LED illumination from Color Kinetics Japan to distinguish its presence against the Osaka city skyline.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
Andre Manning
Philips North America Corporate Communications
Tel +1 646 508 4545
email andre.manning@philips.com
Felicia Spagnoli
Color Kinetics Corporate Communications
Tel +1 617 701 2292
email fspagnoli@colorkinetics.com

Justine Alonzo
Color Kinetics Investor Relations
Tel +1 617 701 2272
email jalonzo@colorkinetics.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
About Color Kinetics
Celebrating its 10th anniversary this year, Color Kinetics Incorporated (NASDAQ: CLRK) transforms environments through new, dynamic uses of light. Its award-winning lighting systems and technologies apply the benefits of LEDs as a highly efficient, long lasting, environmentally friendly, and inherently digital source of illumination — reinventing light itself as a highly controllable medium. Color Kinetics also enables widespread adoption of LED lighting through OEM and licensing partnerships in diverse markets. The company is headquartered in Boston, MA with offices in the UK and China. More information is available at www.ColorKinetics.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. This release also contains certain forward-looking statements with respect to Color Kinetics and the proposed transaction, the expected timetable for completing the transaction, Color Kinetics’ financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and other statements about Color Kinetics management’s future expectations, beliefs, goals, plans or prospects. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans”, anticipates,” “expects,” estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the Color Kinetics shareholders could fail to approve the transaction; regulatory approvals might not be obtained; and the other factors described in Color Kinetics’ Annual Report on Form 10-K for the year ended December 31, 2006 and its most recent quarterly report filed with the SEC. Color Kinetics disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Color Kinetics intends to mail to its stockholders and file with the Securities and Exchange Commission (the “SEC”) a Proxy Statement in connection with the proposed transaction, and to file other relevant materials with the SEC. The Proxy Statement and other materials filed with the SEC will contain important information about Color Kinetics, Philips, the Merger and related matters. Investors and security holders are urged to read the Proxy Statement carefully when it is available. Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Color Kinetics and Philips through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from Color Kinetics by contacting Justine Alonzo, Investor Relations Manager, Color Kinetics Incorporated at 617-701-2272 or on Color Kinetics’ web site at www.colorkinetics.com.
Color Kinetics and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Color Kinetics in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement described above. Additional information regarding these directors and executive officers is also included in Color Kinetics’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on or about April 27, 2007. This document is available free of charge at the SEC’s web site at www.sec.gov and from Color Kinetics by contacting Justine Alonzo, Investor Relations Manager, Color Kinetics Incorporated at 617-701-2272 or on Color Kinetics’ web site at www.colorkinetics.com.

Philips notifies financial authorities of increase in shares held
Thursday, June 28, 2007
Amsterdam, The Netherlands- Royal Philips Electronics (NYSE: PHG, AEX: PHI) today notified the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or ‘AFM’) that the company’s holding in Philips shares has exceeded 5 percent of Philips’ total issued shares. Philips informed the AFM in accordance with Dutch law, which states that shareholders are to inform the AFM whenever their shareholding in a Dutch listed company exceeds the 5 percent threshold.
As of the close of business on June 27, 2007, Philips held approximately 57.3 million Philips shares, or approximately 5.02 percent of the company’s issued shares. On January 9, 2007, Philips announced the start of a EUR 1.63 billion share repurchase program for capital reduction purposes to complete the return of a total of EUR 4 billion to its shareholders.
For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips sells Ommic to Financière Victoire of France
Friday, June 29, 2007
Amsterdam, the Netherlands - Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced it has sold its controlling stake in Ommic S.A.S. to Financière Victoire SAS of France for an undisclosed amount. Ommic develops and manufactures semiconductor wafers based on gallium arsenide technology for specific applications such as wireless telecoms infrastructure, optical networks and automotive mobile TV.
The sale of Ommic represents another step Philips is taking to focus on its Healthcare, Lifestyle and Technology activities supported by the strength of the company’s brand. Ommic, which employs approximately 75 people, is part of Philips’ Corporate Investments portfolio and will remain based in Paris and subject to French law and governance. The sale closed today.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips notified of filing of MedQuist audited financial statements for the period 2003 to 2005
Friday, July 06, 2007
Amsterdam, The Netherlands- Royal Philips Electronics (NYSE:PHG, AEX:PHI) was informed yesterday that MedQuist Inc. (Pink Sheets: MEDQ.PK) announced the filing with the United States Securities and Exchange Commission (SEC) of its Form 10-K Annual Report for the year ended December 31, 2005. The filing contains annual and quarterly financial information of MedQuist for the years ended December 31, 2005, 2004 and 2003. The financial information contained in MedQuist’s Form 10-K filing has no material impact on the financial information contained in Philips’ Annual Reports for the years 2005, 2004 and 2003.
In its announcement, MedQuist has also indicated that it is now immediately shifting its attention to completing the work on its remaining outstanding SEC filings, which MedQuist anticipates filing during the third quarter of 2007. The MedQuist announcement can be found on the MedQuist internet site at http://www.medquist.com. The filing can be found on the SEC’s website at http://www.sec.gov.
In commenting on MedQuist’s announcement of the filing with the SEC, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics, said: “We’re very pleased to see that MedQuist has taken this major step forward in its filings with the SEC. In light of this progress, Philips is reviewing all of its future options for its approximate 70% stake in MedQuist, as Philips views this stake as a non-core holding.” To this end, Philips is making an amendment to its Schedule 13D filing with the SEC, in which Philips indicates it may consider possible transactions or other changes in its ownership stake in MedQuist.
In accordance with US GAAP accounting standards, Philips annually tests goodwill for impairment in the second quarter. As a result of the test of its MedQuist-related goodwill, Philips will recognize a non-cash impairment charge of approximately EUR 35 million in the second quarter of 2007. This charge will have no impact on the 2007 EBITA for Philips Medical Systems or for Royal Philips Electronics.
For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Andre Manning
Philips North America Corporate Communications
Tel +1 646 508 4545
email andre.manning@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.